Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE SECOND QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2026

Monaco – July 27, 2026 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the second quarter and six-month period ended June 30, 2026.

I.	PROFITABILITY AND LIQUIDITY

•	Q2 2026 Adjusted Net Income from Continuing operations[1] available to common stockholders[2] of $75.1 million ($0.62 per share).

•	Q2 2026 Net Income from Continuing operations[1] available to common stockholders of $77.4 million ($0.64 per share).

•	Q2 2026 liquidity of $423.0 million[3].

II.	NEW BILATERAL FINANCING AGREEMENTS OF $1.3 BILLION WITH A NUMBER OF LEADING US, EUROPEAN AND ASIAN BANKS[4]

•	Concluded new financing agreements for $920 million and refinanced existing obligations.

•	Bilateral commitments, subject to final documentation, for additional refinancings of a total of up to $331 million which we expect to finalize during Q3 2026.

-	All new financing agreements relate to vessels in our existing fleet.

-	The new arrangements will provide interest cost savings.

-	Upon completion of the financings, the Company’s unencumbered fleet will comprise 21 vessels.

•	In addition, bilateral commitment, subject to final documentation, for a $52 million debt facility in connection with the previously announced acquisition[5] of the two 2001-built containerships, each with a capacity of approximately 5,600 TEU.

1 Discontinued operations - Costamare Bulkers Holdings Limited Spin-Off: On May 6, 2025, Costamare completed the spin-off of its dry bulk business (consisting of its dry bulk owned fleet and its dry bulk operating platform, Costamare Bulkers Inc. (“CBI”)) into a standalone public company, Costamare Bulkers Holdings Limited (NYSE: CMDB). Accordingly, the results of the dry bulk business are presented as discontinued operations in the Company’s consolidated financial statements for all relevant periods presented. Discontinued operations for the three-month and six-month periods ended June 30, 2025, include the results of the dry bulk business. There are no results of discontinued operations for the three-month and six-month periods ended June 30, 2026. Accordingly, results of discontinued operations are not comparable between periods.

2 Adjusted Net Income from Continuing operations available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

3 Liquidity includes cash and cash equivalents (including restricted cash) and short-term investments in U.S. Treasury Bills amounting to $19.6 million.

4 Certain of the financings are still in documentation stage.

5 Please refer to the Q1 2026 Earnings Release.

III.	16 VESSEL NEWBUILDING PROGRAM – FUNDING UPDATE

•	The scheduled initial installments under the shipbuilding contracts for the 16 newbuild containerships announced in Q1 2026[5] have been paid and the respective debt portion has been drawn under the existing finance lease arrangements.

•	The Company’s required equity contribution has been paid in full.

•	All remaining shipyard installments are expected to be funded through the pre- and post-delivery financings arranged with two leading Chinese financial institutions.

IV.	SALE AND PURCHASE ACTIVITY – SECONDHAND VESSELS

Vessel Sales

•	Agreement for the sale of two 2002-built container vessels, Porto Kagio and Porto Germeno.

-	Sales are expected to conclude by the end of Q1 2027.

-	Estimated sale proceeds after respective debt prepayment of $54.5 million.

V.	FLEET EMPLOYMENT[6]

•	97% and 94% of the containership fleet[7] fixed for 2026 and 2027, respectively.

•	Contracted revenues for the containership fleet of approximately $6.1 billion[8] with a TEU-weighted duration of 5.9 years[9].

VI.	LEASE FINANCING PLATFORM

•	Controlling interest in Neptune Maritime Leasing Limited (“NML”).

•	Growing leasing platform with 50 shipping assets[10] funded or on a commitment status basis, representing total investments and commitments of more than $700 million, supported by what we believe is a healthy pipeline.

VII.	DIVIDEND ANNOUNCEMENTS

•	On July 1, 2026, the Company declared a dividend of $0.125 per share on the common stock, which is payable on August 6, 2026, to holders of record of common stock as of July 21, 2026.

•	On July 1, 2026, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on July 15, 2026, to holders of record as of July 14, 2026.

6 Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

7 Calculated on a TEU basis. Includes two secondhand containerships agreed to be acquired (please refer to Q1 2026 Earnings Release).

8 For 16 of our vessels under construction the related post-delivery time charter rates are denominated in a currency other than US dollars. US dollar amounts presented herein have been translated at the closing exchange rate on July 24, 2026, and are shown for presentation purposes only.

9 As of July 24, 2026. Includes the contracted revenues of 22 vessels under construction and the two secondhand containerships agreed to be acquired (please refer to Q1 2026 Earnings Release).

10 Includes assets funded as of July 24, 2026 and contractual commitments as of July 24, 2026.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the second quarter of the year, the Company generated Net Income of about $77 million. Total liquidity amounted to $423 million.

We have concluded numerous bilateral debt refinancing agreements for a total of $920 million and we expect to finalize during Q3 the documentation for additional refinancings of a total of $331 million. Credit approvals for the latter financial arrangements have been obtained.

All new agreements relate to vessels in our existing fleet and provide interest cost savings. As a result of the recent financing activity, we will have no debt maturities till 2030.

Regarding the market, charter rates are on a firming trend in an active market with a number of fixtures concluded across most vessel sizes.

97% and 94% of our containership fleet is fixed for 2026 and 2027, respectively, while contracted revenues have reached approximately $6.1 billion with a TEU-weighted duration of 5.9 years.

Finally, with respect to Neptune Maritime Leasing, where we hold a controlling interest, 50 shipping assets have been funded or are on a commitment status basis and total investments and commitments are exceeding $700 million.”

Financial Summary – Continuing Operations

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025	2026	2025	2026

Voyage revenue	$428,078	$402,311	$210,898	$200,753
Accrued charter revenue (1)	$(1,763)	$(338)	$339	$(1,242)
Amortization of time-charter assumed	$33	$67	$49	$24
Amortization of deferred revenue	$-	$(6,545)	$-	$(3,291)
Voyage revenue adjusted on a cash basis (2)	$426,348	$395,495	$211,286	$196,244

Income from investments in leaseback vessels	$12,682	$17,932	$6,997	$8,432

Adjusted Net Income available to common stockholders from Continuing operations (3)	$192,814	$151,146	$92,510	$75,122
Weighted Average number of shares	120,039,623	120,666,982	120,118,047	120,742,914
Adjusted Earnings per share from Continuing operations (3)	$1.61	$1.25	$0.77	$0.62

Net Income from Continuing operations	$218,046	$165,801	$106,122	$83,902
Net Income from Continuing operations available to common stockholders	$205,754	$152,647	$99,634	$77,361
Weighted Average number of shares	120,039,623	120,666,982	120,118,047	120,742,914
Earnings per share from Continuing operations	$1.71	$1.27	$0.83	$0.64

(1) Accrued charter revenue represents the difference between cash received during the period and voyage revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed voyage revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for (i) non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, (ii) amortization of time charter assumed and (iii) amortization of deferred revenue. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.

(3) Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are non-GAAP measures. Refer to the reconciliation of Net Income from Continuing operations to Adjusted Net Income from Continuing operations and Adjusted Earnings per Share from Continuing operations.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income or other measures as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income from Continuing operations available to common stockholders and (iii) Adjusted Earnings per Share from Continuing operations.

Exhibit I

Reconciliation of Net Income from Continuing Operations to Adjusted Net Income from Continuing Operations available to common stockholders and Adjusted Earnings per Share from Continuing Operations

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025	2026	2025	2026

Net Income from Continuing operations	$218,046	$165,801	$106,122	$83,902
Earnings allocated to Preferred Stock	(10,402)	(10,402)	(5,288)	(5,288)
Non-Controlling Interest	(1,890)	(2,752)	(1,200)	(1,253)
Net Income from Continuing operations available to common stockholders	205,754	152,647	99,634	77,361
Accrued charter revenue	(1,763)	(338)	339	(1,242)
General and administrative expenses - non-cash component	2,835	4,626	1,363	2,098
Amortization of time-charter assumed	33	67	49	24
Amortization of deferred revenue	-	(6,545)	-	(3,291)
Realized (gain) / loss on Euro/USD forward contracts	(278)	32	(496)	18
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	(13,767)	657	(8,379)	154
Adjusted Net Income from Continuing operations available to common stockholders	$192,814	$151,146	$92,510	$75,122
Adjusted Earnings per Share from Continuing operations	$1.61	$1.25	$0.77	$0.62
Weighted average number of shares	120,039,623	120,666,982	120,118,047	120,742,914

Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations represent Net Income from continuing operations after earnings from continuing operations allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, amortization of deferred revenue, realized (gain)/loss on Euro/USD forward contracts, general and administrative expenses - non-cash component and (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations generally eliminates the accounting effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income from continuing operations available to common stockholders are reflected as deductions to Adjusted Net Income from continuing operations available to common stockholders. Charges negatively impacting Net Income from continuing operations available to common stockholders are reflected as increases to Adjusted Net Income from continuing operations available to common stockholders.